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                      VALLEY FORGE LIFE INSURANCE COMPANY

                         TERM INSURANCE ON SPOUSE RIDER


This rider is a part of the Policy. The rider is subject to all the terms and conditions of the Policy unless We state otherwise. THE INSURANCE PROVIDED UNDER THIS RIDER HAS NO CASH VALUE

BENEFIT - If the Insured Spouse dies while this rider is in force, We agree to pay the death benefit of this rider upon receipt of Due Proof of Death. We must receive Due Proof of Death at the Service Center. Payment of the death benefit is subject to the terms of the Policy and this rider. The death benefit of this rider is shown in the Policy Specifications.

EFFECTIVE DATE - If this rider is issued with the Policy, its effective date is the Policy Effective Date shown in the Policy Specifications. If this rider is issued after the Policy Effective Date, or if coverage under this rider is decreased, or reinstated, its effective date is shown in an amendment to the Policy Specifications.

CONSIDERATION - This rider is issued in consideration of the application for the rider and payment of the first premium payment. The cost of this rider will be added to the monthly deduction described in the Policy. If this rider is elected, its cost is shown in the Policy Specifications.

DEFINITIONS --

"CONVERSION DATE" is the date We issue the New Policy.

"EXPIRY DATE" is the date on which the coverage under this rider ends. The Expiry Date is shown in the Policy Specifications.

"INSURED SPOUSE" means the Insured's spouse named in the application for this rider.

"NEW POLICY" means a Policy issued under the Conversion Privilege of this rider.

"POLICY SPECIFICATIONS" means the Policy Specifications page issued with the Policy on the Policy Effective Date. It also means amendments to the Policy Specifications page for changes after the Policy Effective Date.

BENEFICIARY - On the effective date of this rider, the Beneficiary of this rider is as stated in the application. If no designation has been made, the Beneficiary is the Owner; if the Owner is no longer living, the Beneficiaries are, equally, the surviving children, step-children and legally adopted children of the Owner. Otherwise, the estate of the Insured Spouse is the Beneficiary.

The Owner may change a revocable Beneficiary by Written Notice at any time while the Insured and the Insured Spouse are alive and the Policy is in force before the Maturity Date. A change takes effect as of the date the Written Notice was signed by the Owner. However, We are not liable for any payment made by Us before We receive the Written Notice.
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CONVERSION  PRIVILEGE  - During the  Insured's  lifetime  and before the Insured
Spouse reaches age 65, any insurance coverage in force under this rider may be converted to a New Policy. Also, within 31 days after the Insured's death or termination of the Policy, any insurance coverage in force under this rider may be converted to a New Policy. Insurance coverage under this rider will be in force during the 31 days allowed for conversion until the New Policy takes effect.

Evidence of insurability satisfactory to Us will not be required, provided We receive the application for the New Policy and the first premium payment within the period allowed for conversion.

TERMS OF THE NEW POLICY - The terms of the New Policy will be as follows:

1. The death benefit in the first Policy Year will be equal to the amount of insurance in force under this rider immediately prior to its conversion;

2. The New Policy will be on a non-participating permanent or endowment form of insurance;

3. The premium for the New Policy will be at least as great as the premium for a level premium, non-participating whole life policy with the same death benefit in the first Policy Year;

4. The New Policy will be issued on the form and at the premium rate in use by Us on the Policy Effective Date of the New Policy;

5. The New Policy will be issued at the same risk class and the same Attained Age of the Insured Spouse on the Conversion Date; and

6. The Incontestability and Suicide provisions of the New Policy will run from the effective date of this rider.

REINSTATEMENT - This rider may be reinstated if:

1.       the rider terminated due to the termination of the Policy; and

2.       the Policy is being reinstated.

The Company will require evidence of insurability satisfactory to Us of the Insured Spouse.

INCONTESTABILITY - The Representations and Contestability provision of the Policy does not apply to this rider. After this rider has been in force during the lifetime of the Insured Spouse for a period of two years from its effective date, or the date of any reinstatement, We will not contest it.

MISSTATEMENT OF AGE OR SEX - If the age or sex of the Insured Spouse has been misstated, the benefit payable under this rider by reason of the death of the Insured Spouse shall be the benefit that the cost deducted for this rider in the Policy Month during which the death occurred would have purchased using the cost of insurance rate for the correct age and sex.

SUICIDE - If the Insured Spouse commits suicide, while sane or insane, within two years of this rider's effective date, Our liability will be limited to an amount equal to the cost of insurance deducted for this rider.
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TERMINATION - This rider will terminate upon the earliest of:

1.       the Expiry Date;

2.       the date the Policy terminates other than by death of the Insured;

3. the 32nd day after the death of the Insured or the date the Policy otherwise terminates;

4.       the date coverage under this Rider is converted to a New Policy; and

5. the Monthly Anniversary Day following receipt by Us of Your Written Notice cancelling this rider.


SIGNED FOR THE VALLEY FORCE LIFE INSURANCE COMPANY AT OUR EXECUTIVE OFFICE, CNA PLAZA, CHICAGO, ILLINOIS 60685.




                                           Chairman of the Board